Mailstop 3561
                                                                 September 12,
2018


    Steven J. de Groot
    Executive Vice President, General Counsel
    EVO Payments, Inc.
    Ten Glenlake Parkway, South Tower, Suite 950
    Atlanta, Georgia 30328

            Re:    EVO Payments, Inc.
                   Draft Registration Statement on Form S-1
                   Submitted September 7, 2018
                   CIK No. 0001704596

    Dear Mr. de Groot:

            This is to advise you that we do not intend to review your registration statement.

            We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 with any questions.


                                                                 Sincerely,

                                                                 /s/ Mara L.
Ransom

                                                                 Mara L. Ransom
                                                                 Assistant
Director
                                                                 Office of
Consumer Products
    cc:     Keith M. Townsend